[LOGO]
                                                                    THE HARTFORD



January 10, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Filing Room

RE:  Registration Statement on Form S-3
     Hartford Life Insurance Company
     File No. 333-130089

Ladies and Gentlemen:

         Pursuant to the Securities Act of 1933 ("1933 Act"), we are electronically filing via EDGAR a copy of the pre-effective amendment No. 1 registration statement filed on Form S-3 (the "Registration Statement").

         If you have any questions concerning this filing, please call me at
(860) 843-6320.

Sincerely,

/s/ John F. Kennedy

John F. Kennedy
Assistant Counsel

Enclosure

                                                                    [LOGO]
                                                                    THE HARTFORD


January 10, 2006


Sara D. Kalin, Branch Chief--Legal
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3561
Washington, D.C. 20549

Attention:  John Stickel


 Re:     Hartford Life Insurance Company
         Form S-3 Filed December 2, 2005  File No. 333-130089


Dear Mr. Stickel:


This responds to your letter of December 30, 2005. Hartford Life Insurance Company respectfully submits the following responses to your comments.

GENERAL

1.  PLEASE  REVISE  TO  INCLUDE  THE  INFORMATION  CALLED  FOR BY  ITEM  1102 OF
REGULATION AB ON THE COVER PAGE OF THE SUPPLEMENTS, USING BRACKETS FOR INFORMATION WHICH WILL ONLY BE KNOWN AT THE TIME OF DOING A TAKEDOWN. WE DO NOT UNDERSTAND WHY A PRICING SUPPLEMENT WOULD BE NECESSARY FOR THIS ASSET CLASS SINCE IT IS NOT FOR ANY OTHER.



RESPONSE: We respectfully submit that the inclusion of bracketed alternatives throughout the Prospectus Supplements is not necessary or required, and is contrary to established market practices for medium term note programs and to the Commission's Telephone Interpretations on the point. Furthermore, we respectfully submit that the use of pricing supplements rather than bracketed information in a prospectus is essential to the efficient administration of our program. While our program is clearly an asset-backed transaction, it differs from typical securitization transactions in that it facilitates the issuance of asset-backed medium term notes. The Commission has long recognized the specific way in which medium term note programs, including asset-backed medium term note programs, are marketed to investors.

Under our program, the Base Prospectus, the Institutional Prospectus Supplement and the Retail Prospectus Supplement will be included in the Registration
Statement at the time of effectiveness and will include all the alternatives that might form part of the structure of a takedown. The only information which will not be known prior to a takedown will be the specific pricing terms of a series of notes, and the related funding agreement. This information will be included in a "pricing supplement" that will be prepared at the time of the takedown (the "Pricing Supplement").

This structure is as contemplated by the Commission's Division of Corporation Finance Telephone Interpretation No. D.22 (the "Telephone Interpretation") under Rule 415 of the Securities Act. The Telephone Interpretation provides that when a medium term note program begins, the core prospectus and a prospectus containing a complete description of the terms of the notes other than price, specific maturity date and other limited terms is distributed to interested persons. When the notes are priced, a second prospectus supplement (which we refer to as the pricing supplement) that contains the price, specific maturity date and other limited terms previously omitted from the prospectus supplement is printed. The core prospectus, program prospectus supplement and the pricing supplement are available to investors at the time of purchase.

We respectfully submit that using brackets on the cover page of, or elsewhere in, the Prospectus Supplements for information not known prior to doing a takedown is not necessary or required. All of the information required by Item 1102 of Regulation AB that is presently known has been included in the applicable Prospectus Supplement and the Base Prospectus and the omission of the presently unknown pricing items from the applicable Prospectus Supplement and the Base Prospectus is consistent with Rule 430B, as permitted pursuant to Rule 409 under the Securities Act.

Further, the preparation of a Pricing Supplement is much more efficient than removing brackets and unnecessary pricing options in a form of Prospectus Supplement and makes it easier for a medium term note investor to review the pricing terms of the notes that such investor is purchasing.

We note that, to our knowledge, this approach is consistent with the approach taken by many asset-backed medium term note programs of this asset class registered with the Commission. We have provided a non-exclusive list of such programs as Exhibit A to this letter.

We have included the forms of Pricing Supplements to be used in connection with a takedown, which include all presently unknown pricing information or alternatives in brackets as requested by the Staff, as exhibits to the Registration Statement. The filed Pricing Supplements are of the type allowed pursuant to Telephone Interpretation No. D.22, and only include variable information which is allowed to be omitted from the Prospectus Supplements pursuant to Rule 430B and which will be provided in connection with a takedown.



2. SIMILARLY, PLEASE REVISE TO INCLUDE BRACKETED ALTERNATIVES THROUGHOUT THE SUPPLEMENT TO THE EXTENT POSSIBLE TO PROVIDE US WITH THE VARIOUS ALTERNATIVES THAT MIGHT FORM PART OF THE STRUCTURE OF A TAKEDOWN.



RESPONSE: We respectfully submit that, as noted above in our prior response, the inclusion of bracketed alternatives throughout the Prospectus Supplements is not necessary or required, and is contrary to established market practices for medium term note programs and to the Commission's Telephone Interpretations on this point.



3. PLEASE NOTE THAT OUR COMMENTS TO EITHER THE BASE PROSPECTUS AND/OR THE SUPPLEMENTS SHOULD BE APPLIED UNIVERSALLY, IF APPLICABLE. ACCORDINGLY, IF COMMENTS ISSUED FOR ONE APPLY TO ANOTHER, MAKE CONFORMING REVISIONS AS APPROPRIATE.



RESPONSE:  We  respectfully   acknowledge  that  comments  to  either  the  base
prospectus and/or the prospectus supplements will be applied universally, if applicable.



4. WE NOTE YOUR STATEMENT HERE, IN THE ADDITIONAL PROSPECTUS SUPPLEMENTS AND IN THE BASE PROSPECTUS, THAT THE PRICING SUPPLEMENT MAY ADD TO, UPDATE, SUPPLEMENT, OR CLARIFY THE TERMS

CONTAINED IN THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT. PLEASE NOTE THAT A TAKEDOWN OFF OF A SHELF THAT INVOLVES ASSETS, STRUCTURAL FEATURES, CREDIT ENHANCEMENT OR OTHER FEATURES THAT WERE NOT DESCRIBED IN THE BASE PROSPECTUS WILL USUALLY REQUIRE EITHER A NEW REGISTRATION STATEMENT, IF TO INCLUDE ADDITIONAL ASSETS, OR A POST-EFFECTIVE AMENDMENT. ALSO, PLEASE NOTE THAT SECURITIES ACT RULE 409 REQUIRES THAT THE REGISTRATION STATEMENT BE COMPLETE AT THE TIME OF EFFECTIVENESS EXCEPT FOR INFORMATION THAT IS NOT KNOWN OR REASONABLY AVAILABLE. PLEASE REVISE THE BASE PROSPECTUS OR PROSPECTUS SUPPLEMENTS, AS APPLICABLE, TO DESCRIBE THE ASSETS, CREDIT ENHANCEMENTS OR OTHER STRUCTURAL FEATURES REASONABLY CONTEMPLATED TO BE INCLUDED IN AN ACTUAL TAKEDOWN.



RESPONSE: We respectfully advise the Staff that all structural and other product related features reasonably contemplated to be included in an actual takedown have been described in the Base Prospectus or the applicable Prospectus Supplements. We do not intend to add any structural or other product features in a Pricing Supplement.



5. PLEASE CONFIRM THAT THE DEPOSITOR OR ISSUING ENTITY PREVIOUSLY ESTABLISHED, DIRECTLY OR INDIRECTLY, BY THE DEPOSITOR OR ANY AFFILIATE OF THE DEPOSITOR HAVE BEEN CURRENT WITH EXCHANGE ACT REPORTING DURING THE LAST TWELVE MONTHS WITH RESPECT TO ASSET-BACKED SECURITIES INVOLVING THE SAME ASSET CLASS. PLEASE REFER TO GENERAL INSTRUCTION I.A.4 OF FORM S-3. ALSO, PLEASE PROVIDE US WITH THE CIK CODES FOR ANY AFFILIATE OF THE DEPOSITOR THAT HAS OFFERED A CLASS OF ASSET-BACKED SECURITIES INVOLVING THE SAME ASSET CLASS AS THIS OFFERING.

RESPONSE: We respectfully confirm that Hartford Life Insurance Company (CIK# 0000045947) is current with its Exchange Act reporting during the last 12 months. We also confirm that, while the issuing entities established by Hartford Life Insurance Company are not affiliates of Hartford Life Insurance Company, they are also current in their Exchange Act reporting during the last 12 months. For your information, we have enclosed as Exhibit B a listing of the issuing entities formed through December 2005 and their respective CIK numbers.



6. EITHER INCLUDE THE INFORMATION CALLED FOR BY ITEM 1105 OF REGULATION AB OR PROVIDE US WITH YOUR ANALYSIS OF WHY IT IS NOT MATERIAL.



RESPONSE: We respectfully submit that for the reasons set forth below, the information called for by Item 1105 of Regulation AB ("Item 1105") is not material to our program. Under Item 1105, among other things, certain information regarding static pool information must be provided with respect to amortizing asset pools. The funding agreement, which secures the notes of an issuing trust, is our obligation, as the sponsor and depositor of the program. Each funding agreement will have a principal amount and payment terms substantially identical to the related notes. No funding agreement supporting the notes will amortize, mature or prepay prior to any payments required under the terms of the related notes. Therefore, the asset held in each issuing trust does not constitute an amortizing asset pool. Further, as the funding agreements are our obligation and because we have paid each prior funding agreement which has been securitized by us, as depositor or sponsor, in accordance with the terms of each such funding agreement, no delinquencies, cumulative losses or prepayments have occurred with respect to prior securitizations of our funding agreements. Unlike securitizations of other asset classes, we incorporate by reference our Exchange Act reports which include our audited financial statements. Through incorporation by reference of these Exchange Act reports, we provide investors with material information regarding our ability to make payments under our funding agreements. Finally, we have also determined that there is no additional information relating to the notes that would be considered material under Item 1105(c).

7. PLEASE CLARIFY WHICH PERSON OR ENTITY IS RESPONSIBLE FOR THE MANAGEMENT OR COLLECTION OF THE POOL ASSETS OR MAKING ALLOCATIONS OR DISTRIBUTIONS TO HOLDERS OF THE ASSET-BACKED SECURITIES, AND PROVIDE THE DISCLOSURE REQUIRED BY ITEM 1108 OF REGULATION AB.



RESPONSE: In accordance with your comment, we have revised the disclosure on page 20 of the Base Prospectus to make clear that the indenture trustee will perform the servicing function. The allocation of the money collected under the indenture is described under "Description of the Notes - Application of Money Collected under the Indenture" on page 17 of the Base Prospectus. We respectfully advise you that the other disclosure required by Item 1108 of Regulation AB is already included in the Base Prospectus or the Prospectus Supplements.



8. PLEASE TELL US HOW YOU INTEND TO PROVIDE FOR AN ANNUAL REPORT ON ASSESSMENT OF COMPLIANCE WITH SERVICING CRITERIA FOR ASSET-BACKED SECURITIES AS WELL AS AN ATTESTATION REPORT FORM A REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO EXCHANGE ACT RULE 15d-18 AND ITEM 1122 OF REGULATION AB. SEE ALSO ITEM 1123 OF REGULATION AB. PLEASE NOTE THAT ALL OF THE REQUIRED REPORTS MUST BE FILED AS EXHIBITS TO THE ANNUAL REPORT ON FORM 10-K.



RESPONSE: Under the terms of the expense and indemnity agreement we have entered into with JPMorgan Chase Bank, N.A. as indenture trustee (the "JPMorgan Expense Agreement"), filed as Exhibit 10.2 to the Registration Statement, (1) JPMorgan will provide to Hartford Life the report on assessment of compliance with servicing criteria required by Item 1122 of Regulation AB and the servicer compliance statement required by Item 1123 of Regulation AB for each such issuing trust; and (2) At the expense of Hartford Life, a registered public accounting firm will be retained to provide the attestation report required by Rule 15d-18 under the Exchange Act and Item 1122 of Regulation AB for each such issuing trust. Hartford Life will include these reports as exhibits to the Annual Report on Form 10-K that Hartford Life will file, as depositor and sponsor, on behalf of each issuing trust to be formed in connection with the Registration Statement.



9. PLEASE CONFIRM THAT YOU PLAN TO FILE THE FINALIZED AGREEMENTS, INCLUDING THE EXHIBITS TO THESE AGREEMENTS, AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR UNDER COVER OF FORM 8-K AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT PRIOR TO OR AT THE TIME OF EACH TAKEDOWN OR THAT ALL THE MATERIAL TERMS WILL HAVE ALREADY BEEN DISCLOSED IN THE 424. REFER TO 1100(f) OF REGULATION AB.



RESPONSE: We have filed all of the agreements required to be filed as exhibits to the registration statement. Pursuant to Instruction 1 to Item 601 of Regulation S-K, the agreements, other than those filed as Exhibits 4.9, 10.1 and 10.3, have been filed as unexecuted forms, which are final except for certain terms omitted in accordance with such Instruction and to be completed prior to or in connection with each takedown. The agreement filed as Exhibits 4.9, 10.1 and 10.3 have been filed as fully executed.



10. PLEASE INCLUDE A SEPARATELY CAPTIONED SECTION AND DISCLOSE ANY LEGAL PROCEEDINGS PENDING AGAINST HARTFORD LIFE, THE TRUSTEE, ISSUING ENTITY OR ANY OTHER TRANSACTION PARTY THAT WOULD BE MATERIAL TO INVESTORS, IF APPLICABLE. REFER TO ITEM 1117 OF REGULATION AB.


RESPONSE: We respectfully advise the staff that the separately captioned section has been included at page 11 of the Base Prospectus. As indicated in that section there is currently no material litigation to report.

PROSPECTUS SUPPLEMENTS

COVER PAGE

11. WHEN REFERRING TO TRANSACTION PARTIES, PLEASE USE THE TERMINOLOGY SET OUT IN REGULATION AB. PLEASE REFER TO ITEM 1101(F) OF REGULATION AB FOR THE DEFINITION OF ISSUING ENTITY. IN THIS REGARD, PLEASE REVISE YOUR COVER PAGE, INCLUDING THE FIFTH PARAGRAPH, TO ENSURE THAT IT ACCURATELY REFLECTS THE LANGUAGE UNDER ITEM 1102(d) OF REGULATION AB. FOR EXAMPLE, PLEASE CLARIFY THAT THE SECURITIES REPRESENT THE OBLIGATIONS OF THE "ISSUING ENTITY."



RESPONSE: We have revised the cover page of each Prospectus Supplement and the Base Prospectus in accordance with your comment.



BASE PROSPECTUS

GENERAL

12. PLEASE INCLUDE A TABLE ITEMIZING ALL FEES AND EXPENSES TO BE PAID OR PAYABLE OUT OF THE CASH FLOWS FROM THE POOL ASSETS. REFER TO ITEM 1113(c) OF REGULATION AB. SUCH TABLE SHOULD BE FORMATTED IN A MANNER THAT PROVIDES A COMPREHENSIVE PICTURE OF WHERE THE FEES ARE GOING. ALSO, PLEASE ADD THIS SECTION TO THE TABLE OF CONTENTS.



RESPONSE: We respectfully advise the staff that the requested expense table has been included on page 12 of the Base Prospectus. Please note that other than in the case of an event of default under the indenture or the liquidation of a trust, no expenses are payable out of the cash flows of any trust's assets.



13. PLEASE DESCRIBE THE REPORTS OR OTHER DOCUMENTS THAT WILL BE PROVIDED TO SECURITY HOLDERS REQUIRED UNDER THE TRANSACTION AGREEMENTS. REFER TO ITEM 1118(a).



RESPONSE: We have revised the disclosure on page 18 of the Base Prospectus in response to your comment.



DESCRIPTION OF THE NOTES, PAGE 14



14. PLEASE DESCRIBE IN THE BASE PROSPECTUS THE INTEREST RATE OR RATE OF RETURN ALTERNATIVES FOR THE ASSET-BACKED SECURITIES PURSUANT TO ITEM 1113(a)(3) OF REGULATION AB. FOR EXAMPLE, THE BASE PROSPECTUS SHOULD CONTAIN THE INTEREST RATE INFORMATION BEGINNING ON PAGE S-6 OF THE PROSPECTUS SUPPLEMENT, INCLUDING THE INDICES ON WHICH INTEREST RATES MAY BE BASED.



RESPONSE: We have revised the disclosure on page 14 of the Base Prospectus in response to your comment.

DESCRIPTION OF THE FUNDING AGREEMENTS, PAGE 21



GENERAL, PAGE 21



15. WE NOTE YOUR DISCUSSION ABOUT CREDIT RATINGS ON PAGE 22. PLEASE EXPAND THIS DISCLOSURE TO DESCRIBE ANY ARRANGEMENTS TO HAVE THE RATINGS MONITORED WHILE THE SECURITIES ARE OUTSTANDING. REFER TO ITEM 1120 OF REGULATION AB.



RESPONSE: We respectfully advise the staff that we do not have any separate arrangements for monitoring the ratings of the funding agreements or the notes while they are outstanding. Disclosure to this effect has been added to the discussion of credit ratings at page 22 of the Base Prospectus.





We hope the above responses fully address your concerns. Should you have any questions, please feel free to contact me at (860) 843-6320 or Jonathan Mercier at (869) 843-9263.

Very truly yours,

/s/ John F. Kennedy

John F. Kennedy, Assistant Counsel

                                    EXHIBIT A


                               COMPARABLE PROGRAMS



1.   Allstate Life Insurance Company (333-125937)
     Allstate Life Global Funding (333-125937-01)

2.   GE Life and Annuity Assurance Company (File No. 333-128718)

3.   ING USA Annuity and Life Insurance Company (File No. 333-123457)

4.   Principal Life Insurance Company (File No. 333-129763-01)
     Principal Financial Group, Inc. (File No. 333-129763)

5.   Protective Life Insurance Company (File No. 333-126757)

                                    EXHIBIT B

                                TRUST CIK NUMBERS

-------------------------------------------------------------------------------------------------------------
                           TRUST NAME                                     SERIAL COMPANY CIK NUMBER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-001                             0001302833
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-002                             0001303834
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-003                             0001303835
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-004                             0001304569
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-005                             0001305523
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-006                             0001305996
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-007                             0001305997
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-008                             0001306560
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-009                             0001308874
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-010                             0001308875
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-011                             0001310229
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-012                             0001310228
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-013                             0001310867
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-014                             0001310869
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-015                             0001310870
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-016                             0001311495
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-017                             0001311498
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-018                             0001311500
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-019                             0001312130
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-020                             0001312126
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2004-021                             0001312127
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-001                             0001313363
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-002                             0001313362
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-003                             0001314292
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-004                             0001314187
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-005                             0001314258
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-006                             0001314401
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-007                             0001314852
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-008                             0001314851
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-009                             0001314849
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-010                             0001315143
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-011                             0001315490
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-012                             0001315499
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-013                             0001315500
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-014                             0001315508
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-015                             0001316268
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-016                             0001316269
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-017                             0001316270
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-018                             0001316271
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-019                             0001317087
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                           TRUST NAME                                     SERIAL COMPANY CIK NUMBER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-020                             0001317088
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-021                             0001317089
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-022                             0001317919
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-023                             0001317923
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-024                             0001317924
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-025                             0001318659
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-026                             0001318785
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-027                             0001318807
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-028                             0001318812
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-029                             0001318818
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-030                             0001319325
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-031                             0001319465
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-032                             0001319479
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-033                             0001319494
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-034                             0001320124
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-035                             0001320143
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-036                             0001320147
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-037                             0001320765
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-038                             0001320795
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-039                             0001320798
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-040                             0001322229
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-041                             0001322227
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-042                             0001322263
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-043                             0001322270
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-044                             0001322786
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-045                             0001322838
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-046                             0001322842
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-047                             0001322848
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-048                             0001323537
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-049                             0001323577
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-050                             0001323584
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-051                             0001324289
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-052                             0001324295
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-053                             0001324296
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-054                             0001325078
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-055                             0001325080
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-056                             0001325087
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-057                             0001325961
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-058                             0001325965
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-059                             0001326729
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-060                             0001326760
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-061                             0001327499
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-062                             0001327524
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                           TRUST NAME                                     SERIAL COMPANY CIK NUMBER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-063                             0001327541
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-064                             0001328325
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-065                             0001328389
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-066                             0001329037
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-067                             0001329054
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-068                             0001329090
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-069                             0001329589
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-070                             0001329619
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-071                             0001329638
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-072                             0001330312
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-073                             0001330314
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-074                             0001330332
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-075                             0001330952
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-076                             0001330960
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-077                             0001330981
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-078                             0001331726
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-079                             0001331730
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-080                             0001331756
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-081                             0001332366
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-082                             0001332376
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-083                             0001332996
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-084                             0001332987
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-085                             0001332993
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-086                             0001333632
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-087                             0001333634
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-088                             0001333646
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-089                             0001334375
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-090                             0001334386
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-091                             0001334392
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-092                             0001335089
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-093                             0001335099
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-094                             0001335115
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-095                             0001335047
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-096                             0001335833
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-097                             0001335860
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-098                             0001335867
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-099                             0001336407
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-100                             0001336424
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-101                             0001336429
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-102                             0001336293
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-103                             0001336999
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-104                             0001337001
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-105                             0001337596
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                           TRUST NAME                                     SERIAL COMPANY CIK NUMBER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-106                             0001337602
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-107                             0001337622
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-108                             0001338218
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-109                             0001338259
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-110                             0001338673
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-111                             0001338732
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-112                             0001338738
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-113                             0001339121
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-114                             0001339350
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-115                             0001339352
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-116                             0001339357
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-117                             0001340048
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-118                             0001340051
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-119                             0001340103
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-120                             0001340746
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-121                             0001340747
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-122                             0001340753
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-123                             0001341353
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-124                             0001341377
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-125                             0001341433
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-126                             0001341849
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-127                             0001341890
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-128                             0001341871
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-129                             0001342451
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-130                             0001342508
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-131                             0001342516
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-132                             0001343182
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-133                             0001343181
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-134                             0001343180
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-135                             0001343927
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-136                             0001343928
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-137                             0001343929
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-138                             0001344562
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-139                             0001344563
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-140                             0001344564
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-141                             0001345730
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-142                             0001345739
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-143                             0001345741
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-144                             0001345201
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-145                             0001346200
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-146                             0001346199
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-147                             0001346896
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-148                             0001346897
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                           TRUST NAME                                     SERIAL COMPANY CIK NUMBER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-149                             0001346898
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-150                             0001347589
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-151                             0001347590
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-152                             0001347591
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-153                             0001348261
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-154                             0001348262
-------------------------------------------------------------------------------------------------------------
          Hartford Life Global Funding Trust 2005-155                             0001348263
-------------------------------------------------------------------------------------------------------------